Exhibit 99.6

March 3, 2016

Board of Trustees

Board of Trustees/Randolph Bancorp

Board of Directors/Randolph Savings Bank

10 Cabot Place

Stoughton, Massachusetts 02072

Re:	Plan of Conversion

Randolph Bancorp, MHC

Members of the Board of Trustees and the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of Randolph Bancorp, MHC (the “MHC”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into Randolph Bancorp, Inc. a newly-formed Massachusetts corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders who continue to maintain deposits in Randolph Savings Bank. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Randolph Savings Bank (or the Company and Randolph Savings Bank).

In the unlikely event that either Randolph Savings Bank (or the Company and Randolph Savings Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2014. Also, in a complete liquidation of both entities, or of Randolph Savings Bank, when the Company has insufficient assets (other than the stock of Randolph Savings Bank), to fund the liquidation account distribution due to Eligible Account Holders and Randolph Savings Bank has positive net worth, Randolph Savings Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Randolph Savings Bank, then the rights of Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Randolph Savings Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Board of Trustees

Board of Directors

March 3, 2016

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Randolph Savings Bank (or the Company and Randolph Savings Bank), that liquidation rights in the Company automatically transfer to Randolph Savings Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Randolph Savings Bank, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Randolph Savings Bank and the liquidation account shall thereupon become the liquidation account of Randolph Savings Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Randolph Savings Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.